UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

    ☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	May 17, 2022	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON

OPERATING DATA FOR APRIL 2022

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATIONS

In April 2022, as the novel coronavirus (COVID-19) pandemic was raging at a high level globally, the domestic situation of pandemic remained grim and the air transportation market was severely impacted. The Company’s passenger transportation capacity (measured by available seat-kilometres) decreased by 86.61% year-on-year, among which, the passenger transportation capacity of its domestic, international and regional routes decreased by 87.53%, 40.34% and 97.06% year-on-year, respectively; passenger traffic volume (measured by revenue passenger- kilometres) decreased by 89.75% year-on-year, among which, the passenger traffic volume of its domestic, international and regional routes decreased by 90.37%, 30.80% and 98.49% year-on- year, respectively; and passenger load factor decreased by 17.46 percentage points year-on-year to 56.90%, among which, the passenger load factor of its domestic and regional routes decreased by 17.09 and 26.74 percentage points year-on-year, respectively, while the passenger load factor of its international routes increased by 6.26 percentage points year-on-year.

In relation to freight transportation, the freight transportation business of the Company includes passenger aircraft cargo business under conventional circumstances (mainly passenger aircraft bellyhold space business) and passenger aircraft cargo business under unconventional circumstances (mainly “Passenger-to-Cargo Conversion” business), and such business is under exclusive operation by China Cargo Airlines Co., Ltd. In April 2022, freight traffic volume (measured by revenue freight tonne-kilometres) decreased by 77.06% year-on-year.

In April 2022, no new route was launched by the Company.

II.	FLEET STRUCTURE

In April 2022, no aircraft was introduced or retired by the Company. As of the end of April 2022, the Company operated a total of 751 aircraft, including 262 self-owned aircraft, 273 aircraft under finance lease and 216 aircraft under operating lease.

Details of the fleet structure were as follows:

(Units)

No. Model	Self-owned	Under finance lease	Under operating lease	Sub-total

Wide-body passenger aircraft	44	49	5	98
1 B777 series	10	10	0	20
2 B787 series	3	7	0	10
3 A350 series	1	11	0	12
4 A330 series	30	21	5	56

Narrow-body passenger aircraft	216	219	211	646
5 A320 series	114	147	97	358
6 B737 series	102	72	114	288

Regional aircraft	2	5	0	7
7 ARJ series	2	5	0	7

Total	262	273	216	751

Note: The five business aircraft of the Company were not included in the above fleet structure.

III.	MAJOR OPERATING DATA

	Amount completed in April	Amount completed in April	Year-on- year	Total amount completed in April	Total amount completed in April	Year-on- year
	2022	2021	increase	2022	2021	increase
Passenger Transportation Data ASK (available seat- kilometres) (millions)	2,286.39	17,076.88	-86.61%	33,808.63	54,285.84	-37.72%
— Domestic routes	2,079.81	16,678.22	-87.53%	32,692.31	52,675.73	-37.94%
— International routes	204.96	343.53	-40.34%	885.97	1,419.79	-37.60%
— Regional routes	1.62	55.13	-97.06%	230.35	190.32	21.03%
RPK (revenue passenger- kilometres) (millions)	1,301.06	12,698.94	-89.75%	20,204.01	37,222.71	-45.72%
— Domestic routes	1,207.53	12,534.01	-90.37%	19,655.94	36,620.50	-46.33%
— International routes	93.07	134.49	-30.80%	418.74	506.34	-17.30%
— Regional routes	0.46	30.44	-98.49%	129.33	95.87	34.90%
Number of passengers carried (thousands)	868.11	9,341.76	-90.71%	14,002.98	26,970.09	-48.08%
— Domestic routes	853.29	9,298.04	-90.82%	13,850.32	26,820.13	-48.36%
— International routes	14.45	23.66	-38.93%	65.42	85.15	-23.17%
— Regional routes	0.38	20.06	-98.11%	87.24	64.81	34.61%
Passenger load factor (%)	56.90	74.36	-17.46pts	59.76	68.57	-8.81pts
— Domestic routes	58.06	75.15	-17.09pts	60.12	69.52	-9.40pts
— International routes	45.41	39.15	6.26pts	47.26	35.66	11.60pts
— Regional routes	28.48	55.22	-26.74pts	56.15	50.37	5.78pts
Freight Transportation Data AFTK (available freight tonne- kilometres) (millions)	166.82	967.47	-82.76%	2,330.83	3,346.02	-30.34%
— Domestic routes	27.00	382.57	-92.94%	587.63	1,167.66	-49.67%
— International routes	138.60	580.82	-76.14%	1,727.39	2,162.43	-20.12%
— Regional routes	1.22	4.07	-70.02%	15.81	15.93	-0.75%

	Amount completed in April	Amount completed in April	Year-on- year	Total amount completed in April	Total amount completed in April	Year-on- year
	2022	2021	increase	2022	2021	increase
RFTK (revenue freight tonne- kilometres) (millions)	73.88	322.10	-77.06%	868.17	1,138.94	-23.77%
— Domestic routes	16.80	74.64	-77.49%	191.93	274.47	-30.07%
— International routes	56.76	246.64	-76.99%	672.65	861.06	-21.88%
— Regional routes	0.31	0.83	-62.65%	3.60	3.41	5.57%
Weight of freight carried (million kg)	18.21	82.94	-78.04%	222.89	296.99	-24.95%
— Domestic routes	11.17	52.15	-78.58%	127.64	188.05	-32.12%
— International routes	6.71	29.95	-77.60%	91.69	105.51	-13.10%
— Regional routes	0.32	0.84	-61.90%	3.55	3.43	3.50%
Freight load factor (%)	44.29	33.29	11.00pts	37.25	34.04	3.21pts
— Domestic routes	62.24	19.51	42.73pts	32.66	23.51	9.15pts
— International routes	40.96	42.46	-1.50pts	38.94	39.82	-0.88pts
— Regional routes	25.60	20.31	5.29pts	22.75	21.39	1.36pts
Consolidated Data ATK (available tonne- kilometres) (millions)	372.60	2,504.39	-85.12%	5,373.60	8,231.75	-34.72%
— Domestic routes	214.18	1,883.61	-88.63%	3,529.93	5,908.47	-40.26%
— International routes	157.05	611.74	-74.33%	1,807.13	2,290.21	-21.09%
— Regional routes	1.37	9.03	-84.83%	36.54	33.06	10.53%
RTK (revenue tonne- kilometres) (millions)	190.23	1,452.05	-86.90%	2,658.50	4,454.84	-40.32%
— Domestic routes	124.96	1,189.91	-89.50%	1,934.21	3,536.77	-45.31%
— International routes	64.91	258.62	-74.90%	709.31	906.15	-21.72%
— Regional routes	0.35	3.53	-90.08%	14.98	11.92	25.67%
Overall load factor (%)	51.05	57.98	-6.93pts	49.47	54.12	-4.65pts
— Domestic routes	58.34	63.17	-4.83pts	54.79	59.86	-5.07pts
— International routes	41.33	42.28	-0.95pts	39.25	39.57	-0.32pts
— Regional routes	25.89	39.04	-13.15pts	40.99	36.05	4.94pts

Note:	Freight transportation data only contained data of passenger aircraft bellyhold space and Passenger-to-Cargo Conversion. The table does not contain data of the fleet of cargo aircraft.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilisation of the information above.

The COVID-19 pandemic still has a significant impact on the business of the Company, while the time span and severity of which has great uncertainty. Investors are reminded    of the risks thereof.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 16 May 2022

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).